SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,241,738

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,241,738

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,241,738

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

6,362,604

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,362,604

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,362,604

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

6,362,604

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,362,604

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,362,604

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Epicor Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of March 5, 2009 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$31,896,223
Elliott International Working Capital	$47,844,314
ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 4,241,738 shares of Common Stock, consisting of: (i) 3,138,401 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 1,103,337 shares of Common Stock. Elliott owns its Convertible Bonds through The Liverpool Limited Partnership, a wholly-owned subsidiary of Elliott. The 4,241,738 shares of Common Stock constitute 7.0% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 6,362,604 shares of Common Stock, consisting of: (i) 4,707,599 shares of Common Stock and (ii) Convertible Bonds convertible into 1,655,005 shares of Common Stock. The 6,362,604 shares of Common Stock constitute 10.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 10,604,342 shares of Common Stock constituting 16.9% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days other than those not previously reported on this Schedule 13D are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	March 6, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days (other than those previously reported on the Schedule 13D):

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
25-Feb-2009	Common	108,000	$2.8000
25-Feb-2009	Common	202,000	$2.8000
25-Feb-2009	Common	14,671	$2.8257
25-Feb-2009	Common	20,000	$2.8500
27-Feb-2009	Common	10,000	$2.8333
02-Mar-2009	Common	10,000	$2.6952
02-Mar-2009	Common	19,984	$2.7083
03-Mar-2009	Common	18,574	$2.8188
03-Mar-2009	Common	40,000	$2.8760
04-Mar-2009	Common	40,000	$2.9000
04-Mar-2009	Common	30,091	$2.8894
05-Mar-2009	Common	10,000	$2.8069

The following transactions were effected by Elliott Associates, L.P. through its wholly-owned subsidiary, The Liverpool Limited Partnership, during the past sixty (60) days (other than those previously reported on the Schedule 13D):

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
02-Mar-2009	Bonds*	$4,227,200	49.7500%
04-Mar-2009	Bonds*	$1,904,000	51.4140%
05-Mar-2009	Bonds*	$2,336,000	51.8842%

The above transactions were effected on the open market.

* 2-3/8% Convertible Bonds due May 15, 2027

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported on the Schedule 13D):

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
25-Feb-2009	Common	162,000	$2.8000
25-Feb-2009	Common	303,000	$2.8000
25-Feb-2009	Common	22,006	$2.8257
25-Feb-2009	Common	30,000	$2.8500
27-Feb-2009	Common	15,000	$2.8333
02-Mar-2009	Common	15,000	$2.6952
02-Mar-2009	Common	29,975	$2.7083
03-Mar-2009	Common	27,862	$2.8188
03-Mar-2009	Common	60,000	$2.8760
04-Mar-2009	Common	60,000	$2.9000
04-Mar-2009	Common	45,137	$2.8894
05-Mar-2009	Common	15,000	$2.8069

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously reported on the Schedule 13D):

Date	Security	Amount of Shs.Bought (Sold)	Approx. Price per Share (excl. of commission)
02-Mar-2009	Bonds*	$6,340,800	49.7500%
04-Mar-2009	Bonds*	$2,856,000	51.4140%
05-Mar-2009	Bonds*	$3,504,000	51.8842%

The above transactions were effected on the open market.

* 2-3/8% Convertible Bonds due May 15, 2027